SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-EL

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON D.C.

02049022

August 1, 2002

02 AUG -6

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

Dear Sir or Madam,

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed three press releases, the first dated July 23, 2002, announcing the transatlantic partnership between Boeing and EADS; the second dated July 25, 2002, announcing the agreement between BAE Systemes and EADS to form Paradigm Joint Ventures and to realign their space interests; and the third also dated July 25, 2002, announcing that EADS raised its 2002 EBIT forecast by 20%.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

cc: Mark Favero
EADS

PADOCS01/227224.3